

Todd Barket

owner at UNIONMADE

San Francisco Bay Area

Message

 **UNIONMADE**

 **California Institute of the Arts**

 **See contact info**

 **145 connections**

Experience

 **UNIONMADE**
9 yrs


owner
Nov 2009 – Present · 9 yrs

I own a men's clothing and accessory store that focuses on American and European heritage brands in San Francisco.


owner
Nov 2009 – Present · 9 yrs

I own a men's clothing and accessory store that focuses on American and European heritage brands in San Francisco.

 **Sr. Creative Director Marketing**
Old Navy
Feb 2007 – Jun 2010 · 3 yrs 5 mos

Responsible for all aspects of creative marketing for the Old Navy Brand. Oversee print advertising, in-store, windows, direct mail, credit card, pr branding, web, circular, packaging, starting to work on commercials. Also, responsible for product ideas and messages on a seasonal basis. Oversee a team of 18 designers.

 **oldnavy.com**
3 yrs


Sr. Creative Director Old Navy Marketing
2006 – 2009 · 3 yrs


Sr. Creative Director Old Navy Marketing
2006 – 2009 · 3 yrs

 **Director Brand Fashion Gap Marketing**
Gap Inc.
Feb 2005 – Feb 2007 · 2 yrs 1 mo

responsible for all product ideas that were featured in print advertising, television, windows. Worked closely with product design and merchandising to identify key ideas that would be advertised. worker with agency as brand liason.

Education

 **California Institute of the Arts**
1990 – 1991

 **dallas high school**